Exhibit 99.1

Contact:
Patty Kehe
Corporate Secretary
Dynasil Corporation of America
Phone: 617.668.6855
pkehe@dynasil.com

Dynasil Corporation of America Reports
Continued Revenue Growth in its Optics Business for

Fiscal 2016’s Second Quarter at 23%

Newton, MA, May 12, 2016 – Dynasil Corporation of America (NASDAQ: DYSL), a developer and manufacturer of optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets, today announced a strong revenue showing by its Optics segment. The Optics companies reported revenues of $6.4 million in the quarter ended March 31, 2016 compared to $5.2 million of revenues in the same period of 2015. This $1.2 million increase represents a 23% increase in Optics segment revenue year over year. Certain key metrics by segment for the current quarter and the same quarter last year are presented below:

Results of Operations for the Three Months Ended March 31, 2016
	Optics	Contract Research	Biomedical	Total
Revenue	$6,428,000	$4,868,000	$-	$11,296,000
Gross Profit	2,208,000	1,870,000	-	4,078,000
GM %	34%	38%	-	36%
Operating expenses	1,882,000	1,800,000	355,000	4,037,000
Net Income (loss)	$249,000	$67,000	$(347,000)	$(31,000)

Results of Operations for the Three Months Ended March 31, 2015
	Optics	Contract Research	Biomedical	Total
Revenue	$5,220,000	$4,675,000	$-	$9,895,000
Gross Profit	1,808,000	1,952,000	-	3,760,000
GM %	34.6%	42%	-	38.0%
Operating expenses	1,580,000	1,896,000	270,000	3,746,000
Net Income (loss)	$106,000	$53,000	$(258,000)	$(99,000)

“I am pleased to report our continued revenue growth in the Optics segment driven predominantly by a new product offering that has been ramping up over the past 9 months. Our operating businesses continue to have positive net income as well. The expenses from Xcede Technologies, Inc. (“Xcede”), our Hemostat/Sealant technology development project, caused Dynasil to end at breakeven for both the second quarter and year to date,” said CEO Peter Sulick.

“Despite some significant delays in funding from some of our U.S. government customers, our Contract Research segment revenues increased 4% to $4.9 million in the second quarter of 2016. Our backlog in this segment has been decreased slightly to $31 million, as we continue to experience government budget pressure, in the form of both contract award and funding delays.”

“Our Xcede joint venture continues to work with Cook Biotech Inc. of West Lafayette, IN to complete design freeze and manufacturing development of Xcede's resorbable hemostatic patch. Xcede’s management team is actively pursuing a number of financing alternatives to raise the necessary capital to complete biocompatibility testing and begin first in human clinical trials necessary for regulatory approvals. We anticipate this process to successfully conclude by the end of our fiscal year,” added Mr. Sulick.

Dynasil’s results for the second quarter of fiscal 2016 were essentially breakeven, up slightly from the net loss of ($0.1) million for the second quarter of fiscal 2015. The net loss also included expenses of approximately $0.4 million and $0.3 million in the three months ended March 31, 2016 and 2015, respectively, associated with research and start-up costs of Xcede. Dynasil has voting control of Xcede via its common stock ownership, thus Dynasil is required to include Xcede in the company’s consolidated financial statements even though Dynasil is no longer funding Xcede.

Conference Call Information

Dynasil will host a conference call for investors and analysts at 5:00 p.m. ET today. The call will be hosted by Chairman, CEO and President Peter Sulick and Chief Financial Officer Robert Bowdring. Those who wish to listen to the conference call can go to the event page at or visit the Investor Information section of the Company’s website at www.dynasil.com. The call also may be accessed by dialing (888) 346-2613 or (412) 902-4252. For interested individuals unable to join the live conference call, a webcast replay will be available on the Company’s website for one year.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets. Combining world-class expertise in research and materials science with extensive experience in manufacturing and product development, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications and sensors for non-destructive testing. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Newton, MA, with additional operations in MA, MN, NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding Xcede’s ability to obtain financing from outside investors. Actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements due to a number of important factors, including the availability of financing sources, as well as the uncertainties set forth in the Company's Annual Report on Form 10-K and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Dynasil Corporation of America and Subsidiaries
Consolidated Balance Sheets (Unaudited)

	March 31, 2016	September 30, 2015
ASSETS
Current Assets
Cash and cash equivalents	$814,000	$1,295,000
Accounts receivable, net	4,850,000	3,382,000
Costs in excess of billings and unbilled receivables	1,437,000	1,518,000
Inventories, net of reserves	4,037,000	3,066,000
Prepaid expenses and other current assets	1,251,000	1,125,000
Total current assets	12,389,000	10,386,000

Property, Plant and Equipment, net	7,073,000	6,662,000
Other Assets
Intangibles, net	1,156,000	1,225,000
Goodwill	6,048,000	6,131,000
Security deposits	60,000	58,000
Total other assets	7,264,000	7,414,000

Total Assets	$26,726,000	$24,462,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$2,544,000	$1,567,000
Capital lease obligations, current	82,000	76,000
Convertible notes	2,570,000	2,123,000
Accounts payable	2,628,000	1,886,000
Deferred revenue	237,000	109,000
Accrued expenses and other liabilities	2,847,000	2,650,000
Total current liabilities	10,908,000	8,411,000

Long-term Liabilities
Long-term debt, net of current portion	978,000	1,288,000
Capital lease obligations, net of current portion	102,000	43,000
Deferred tax liability	249,000	242,000
Other long-term liabilities	49,000	50,000
Total long-term liabilities	1,378,000	1,623,000

Stockholders' Equity
Dynasil stockholders' equity	14,704,000	14,616,000
Noncontrolling interest	(264,000)	(188,000)
Total stockholders' equity	14,440,000	14,428,000

Total Liabilities and Stockholders' Equity	$26,726,000	$24,462,000

Dynasil Corporation of America and Subsidiaries

Consolidated Statement of Operations and Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2016	2015	2016	2015
Net revenue	$11,296,000	$9,895,000	$22,493,000	$19,506,000
Cost of revenue	7,218,000	6,135,000	14,451,000	12,154,000
Gross profit	4,078,000	3,760,000	8,042,000	7,352,000

Operating expenses:
Sales and marketing	343,000	309,000	685,000	674,000
Research and development	512,000	416,000	1,003,000	790,000
General and administrative	3,182,000	3,021,000	6,155,000	6,488,000
Gain on sale of assets	-	-	(4,000)	(185,000)

Total operating expenses	4,037,000	3,746,000	7,839,000	7,767,000

Income (loss) from operations	41,000	14,000	203,000	(415,000)
Interest expense, net	77,000	123,000	136,000	248,000

Income (loss) before taxes	(36,000)	(109,000)	67,000	(663,000)
Income tax (credit)	33,000	18,000	68,000	21,000

Net income (loss)	(69,000)	127,000)	(1,000)	(684,000)
Less: Net loss attributable to noncontrolling interest	(38,000)	(28,000)	(76,000)	(52,000)
Net income (loss) attributable to common stockholders	$(31,000)	$(99,000)	$75,000	$(632,000)